Varsity Group Inc. 2677 Prosperity Ave. Suite 250 Fairfax, VA 22031	Follett Corporation 2233 West River Street River Grove, IL 60171

February 25, 2008

(CUSTOMER ADDRES)

(CUSTOMER NAME):

We are pleased to advise you that this morning we announced that Varsity Group Inc. and Follett Corporation have signed a merger agreement in which Follett will acquire Varsity. We presently expect the acquisition to be completed in the second quarter of 2008. A copy of the press release announcing the transaction is attached.

Follett is a $2.3 billion, privately-held company that focuses strictly on educational products and services. The company brings over 130 years of experience in education with core businesses in used textbooks, school library materials and systems, and software applications and digital products for classrooms and school administration. The company also operates more than 760 college bookstores and provides book services for hundreds of bookstores operated directly by colleges and universities.

This merger will bring the following important new benefits to customers of Varsity and Follett:

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Varsity’s virtual bookstore expertise combined with Follett’s new and used textbook distribution capabilities will give customers the ability to offer parents and students a unique online experience with the most used-textbook choices available today.

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With Follett’s experience in serving schools and school districts and the integration of its ecommerce infrastructure and national textbook fulfillment and distribution capabilities, you should expect enhanced customer service and support from Varsity in the future.

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Follett intends to leverage the expertise of Follett Higher Education Group—which manages the ecommerce needs for more than 900 colleges and universities across the country—to provide additional value, products and services to virtual bookstore customers.

During this merger process we wanted you to know that Varsity Group will continue to operate as before—you will be interacting with Varsity just as you are today. In addition, Follett intends to retain the Varsity sales and account management team following the acquisition. Thus, you should see no changes in your business contacts, and will experience the added benefits that Follett brings to Varsity Group.

Over the next few weeks, members of the Varsity team and your account manager will be contacting you to discuss the transaction and answer any questions you may have.  In the interim, please do not hesitate to contact your Varsity Group account manager directly.

We are excited about this opportunity to leverage the resources of Varsity Books and Follett Corporation to deliver increasing levels of innovation, service and value to you and your customers.

Sincerely,

Jay Fee Vice President Sales, Marketing & Account management Varsity Group	Fred Weber Senior Vice President Wholesale and Distribution Services Follett Corporation

Important note:

The tender offer described in this communication for the outstanding shares of Varsity Group Inc. has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition, because they will contain important information: the VGI Acquisition Corp. Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and the Varsity Group Inc. Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced, or from Varsity Group Inc.